As filed with the Securities and Exchange Commission on October 6, 2020

Securities Act File No. 333-245058

Investment Company Act File No. 811-21432

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

(check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No. 1	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 20	[X]

Reaves Utility Income Fund
(Exact name of registrant as specified in charter)

1290 Broadway, Suite 1000

Denver, Colorado 80203

(Address of principal executive offices)

(303) 623-2577

(Registrant’s Telephone Number)

Karen Gilomen

Reaves Utility Income Fund

1290 Broadway, Suite 1000

Denver, Colorado 80203

(Names and addresses of agents for service)

Copies to:

Allison M. Fumai

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

If appropriate, check the following box:

[ ]	The only securities being registered on the form are being offered pursuant to a dividend or interest reinvestment plan.

[X]	Any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan.

[ ]	This form is a registration statement or a post-effective amendment thereto.

[X]	This form is a registration statement or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	This form is a post-effective amendment to a registration statement filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

[ ]	This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[ ]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[X]	A.2 Qualified.

[X]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-233040 and 811-21432) of Reaves Utility Income Fund (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits (h)(2) and (h)(3) to the Registration Statement. No changes have been made to Part A, B or Part C of the Registration Statement, other than Item 25(2) of Part C as set forth below. Accordingly, this Post-Effective Amendment No. 3 consists only of the facing page, this explanatory note and Item 25(2) of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Financial Statements Included in Part A:

Financial Highlights for fiscal years ended October 31, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018 and 2019. Financial Highlights for the fiscal period ended April 30, 2020 (unaudited).

Financial Statements Included in Part B:

Incorporated by reference in the Statement of Additional Information included herein are the Registrant’s audited financial statements for the fiscal year ended October 31, 2019, notes to such financial statements and the report of independent registered public accounting firm thereon, as contained in the Fund’s Form N-CSR filed with the Securities and Exchange Commission on January 6, 2020. The unaudited Semi-Annual Report for the fiscal period ending April 30, 2020, is incorporated by reference.

(2)	Exhibits

(a)	Agreement and Declaration of Trust dated September 15, 2003 (Incorporated by reference from post-effective amendment no. 1 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on October 22, 2003)

(b)	Amended and Restated Bylaws dated March 10, 2009 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(c)	Not applicable

(d)

(1)	Form of Certificate for Common Shares of Beneficial Interest (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(2)	Form of Subscription Certificate for Rights Offering +

(3)	Form of Notice of Guaranteed Delivery for Rights Offering +

(e)	Dividend Reinvestment Plan dated February 20, 2004 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(f)	Not applicable

(g)	Investment Advisory and Management Agreement dated August 26, 2010 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(h)	(1)	Underwriting Agreement (Incorporated by reference from post-effective amendment no. 8 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on June 25, 2004)

	(2)	Amended Distribution Agreement between Registrant and ALPS Distributors, Inc.*

	(3)	Amended Sub-Placement Agent Agreement between ALPS Distributors, Inc. and UBS Securities LLC *

(i)	Not applicable

(j)	Custody Agreement dated February 24, 2004 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(k)

(1)	Stock Transfer Agency Agreement dated February 24, 2004 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(2)

(a)	Administration, Bookkeeping and Pricing Services Agreement dated February 24, 2004 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(b)	Amendment to Administration, Bookkeeping and Pricing Services Agreement dated September 1, 2006 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(c)	Amendment to Administration, Bookkeeping and Pricing Services Agreement dated December 4, 2011 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(3)	Form of Subscription Agent Agreement +

(4)	Form of Information Agent Agreement +

(5)	Chief Compliance Officer Services Agreement dated September 8, 2009 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(6)	Amended and Restated Committed Facility Agreement dated October 25, 2013 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(7)	Rehypothecation Side Letter dated December 9, 2013 (Incorporated by reference from amendment no. 13 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on November 6, 2015)

(8)

(a)	Special Custody and Pledge Agreement dated November 9, 2010 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(b)	Amendment to the Special Custody and Pledge Agreement dated July 29, 2011 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(9)	U.S. PB Agreement dated November 9, 2010 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(10)	Form of Credit Agreement (Incorporated by reference from amendment no. 15 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on August 7, 2017)

(l)	Opinion and Consent of Dechert LLP (Incorporated by reference from amendment no. 19 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on August 12, 2020)

(m)	Not applicable

(n)	Consent of Deloitte & Touche LLP (Incorporated by reference from amendment no. 19 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on August 12, 2020)

(o)	Not applicable

(p)	Initial Subscription Agreement (Incorporated by reference from post-effective amendment no. 4 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on February 24, 2004)

(q)	Not applicable

(r)

(1)	Code of Ethics of the Fund dated March 14, 2006 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(2)	Code of Ethics of the Adviser dated July 18, 2011 (Incorporated by reference from amendment no. 9 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(3)	Code of Ethics of the Principal Executive and Financial Officers of the Fund dated February 20, 2004 (Incorporated by reference from post-effective amendment no. 4 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on February 24, 2004)

(s)	Powers of Attorney (Incorporated by reference from amendment no. 19 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on August 12, 2020)

*	Filed herewith
+	To be filed by amendment

Item 26. Marketing Arrangements

None.

Item 27. Other Expenses of Issuance and Distribution

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$60,657
NYSE American LLC Fees	$50,625
FINRA Fees	$70,485
Accounting Fees and Expenses	$24,534
Legal Fees and Expenses	$233,653
Miscellaneous	$23,365
Total	$43,619

Item 28. Persons Controlled by or Under Common Control With Registrant

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of August 21, 2020 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	73,853

Item 30. Indemnification

Article IV of the Registrant's Agreement and Declaration of Trust provides as follows:

4.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

4.2 Mandatory Indemnification.

(a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "disabling conduct"). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding ("Disinterested Non-Party Trustees"), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee's good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law provided that such indemnification has been approved by a majority of the Trustees.

4.3 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

4.4 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any adviser, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Item 31. Business and Other Connections of Investment Adviser

None.

Item 32. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Registrant, c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, Colorado 80203.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

b.	that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

a.	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 424(b)(1) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act , each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Denver, and the state of Colorado, on the 6th day of October, 2020.

REAVES UTILITY INCOME FUND

By:	/s/ Bradley J. Swenson
Name: Bradley J. Swenson Title: President

Pursuant to the requirements of the Securities Act of 1933, registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Trustee	October 6, 2020
Mary K. Anstine

*	Trustee	October 6, 2020
Jeremy W. Deems

*	Trustee	October 6, 2020
Michael F. Holland

/s/ Kelly McEwen	Treasurer	October 6, 2020
Kelly McEwen

*	Trustee	October 6, 2020
Jeremy O. May

*	Trustee	October 6, 2020
E. Wayne Nordberg

*	Trustee	October 6, 2020
Larry W. Papasan

*	President	October 6, 2020
Bradley J. Swenson

* By:	/s/ Karen Gilomen
Karen Gilomen
Attorney-in-fact

 INDEX TO EXHIBITS

Exhibit No.	Description
(h)(2)	Amended Distribution Agreement with ALPS Distributors, Inc.
(h)(3)	Amended Sub-Placement Agent Agreement between ALPS Distributors, Inc. and UBS Securities LLC